Cherokee Inc.

5990 Sepulveda Blvd.

Sherman Oaks, CA 91411

November 2, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Cherokee Inc.
Registration Statement on Form S-3
Filed October 26, 2018

File No. 333-228024

Dear Mr. Alper:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Cherokee Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Tuesday, November 6, 2018, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Scott Stanton, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 3580 Carmel Mountain Rd., Suite 300, San Diego, California 92130, telephone (858) 314-1880.

Thank you very much.

Very truly yours,

CHEROKEE INC.

/s/ Henry Stupp

By: Henry Stupp

Title: Chief Executive Officer

cc:Scott Stanton, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.